                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)



                                  NORSTAN, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
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                         (Title of Class of Securities)


                                   656535-10-1
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                                 (CUSIP Number)


                                RICHARD W. COHEN
                         605 N. HIGHWAY 169, 12TH FLOOR
                            PLYMOUTH, MINNESOTA 55441
                                 (612) 513-4500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 JANUARY 2, 1997
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                      (Date of Event Which Requires Filing
                               of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Cover page continues on next page)


                                Page 1 of 6 Pages

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                                  SCHEDULE 13D

------------------------                                  ---------------------
 CUSIP No. 656535-10-1                                      Page 2 of 6 Pages
------------------------                                  ---------------------

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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Richard W. Cohen
          ###-##-####

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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                      (b)/ /


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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS*

          PF
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS   2(d) OR 2(e)                                    / /

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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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  NUMBER OF         SOLE VOTING POWER
               7
   SHARES                499,809 shares
             ------------------------------------------------------------------
BENEFICIALLY        SHARED VOTING POWER
               8
  OWNED BY               53,246 shares
             ------------------------------------------------------------------
   EACH             SOLE DISPOSITIVE POWER
               9
 REPORTING               499,809 shares
             ------------------------------------------------------------------
  PERSON            SHARED DISPOSITIVE POWER
               10
   WITH                  53,246 shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          553,055 shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                            / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.9%
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14   TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.10 per share, of Norstan, Inc. ("Issuer"), a Minnesota corporation, having its principal executive offices at 605 N. Highway 169, 12th Floor, Plymouth, Minnesota 55441.

ITEM 2.  IDENTITY AND BACKGROUND.

     The name and business address of the Reporting Person is Richard W. Cohen, 605 N. Highway 169, 12th Floor, Plymouth, Minnesota 55441. Mr. Cohen is a director, Vice Chairman of the Board, Chief Financial Officer and Treasurer of the Issuer.

     Mr. Cohen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Cohen is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares acquired by Mr. Cohen in January 1997 were acquired with personal funds, through payroll deductions under the Issuer's Employee Stock Purchase Plan.

ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Cohen holds the Issuer's common stock for investment purposes. He acquired 2,103 shares of common stock in January 1997 pursuant to the Issuer's Employee Stock Purchase Plan, which is generally available to all eligible employees of the Issuer. Mr. Cohen expects to acquire additional shares on an annual basis through his continuing participation in such Plan.

     In July, 1996, the trusts for Mr. Cohen's children and his niece were gifted a total of 6,000 shares over which Mr. Cohen as trustee, has voting control. In August, 1996, Mr. Cohen received 6,000 shares as a restricted stock award. In December, 1996, Mr. Cohen's family foundation, of which Mr. Cohen is trustee, made a charitable gift of 1,100 shares.

     Mr. Cohen does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or


                                Page 3 of 6 Pages

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corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to information provided by the Issuer, as of January 2, 1997, there were approximately 9,359,997 shares of the Issuer's common stock outstanding (after giving effect to a 2-for-1 stock split in July 1996). Mr. Cohen, at the present time, beneficially owns an aggregate of 553,055 shares of the Issuer's common stock, constituting approximately 5.9% of the outstanding shares.

     (b) Mr. Cohen has sole voting power and sole dispositive power with respect to 499,809 shares, including 180,139 shares held by him directly, 76,956 shares held by him as custodian for his three minor children, 139,044 shares held by him as trustee for his three minor children, 78,770 shares held by him as trustee for his niece, and 24,900 shares held by him as trustee for his family foundation. Mr. Cohen has shared voting power and shared dispositive power with respect to 53,246 shares, including 25,646 shares owned by his spouse and 27,600 shares held by another as trustee for Mr. Cohen's three minor children. The filing of this statement shall not be construed as an admission that Mr. Cohen is, for the purpose of Section 13(d) or 13(g) of the Act or for any other purposes, the beneficial owner of securities held by or for the benefit of his spouse, children or niece, and any ownership interest in said securities is disclaimed.

     (c) Information with respect to transactions in the common stock of the Issuer that were effected during the last sixty (60) days by the Reporting Person is set forth below:

                                 Shares
                                 Acquired    Price Per        Where
Name of Person        Date      (Disposed)     Share        Transacted
--------------        ----      ----------   ---------      ----------

Richard W. Cohen    01/02/97       2,103       $14.67       (Note 1)
Richard W. Cohen    12/17/96      (1,100)      N/A          (Note 2)

(1) Shares acquired by Mr. Cohen from the Issuer pursuant to the Issuer's Employee Stock Purchase Plan, which is generally available to all eligible employees.

(2)  Charitable gift.

     (d) Mr. Cohen's spouse, children and niece have the right to receive dividends from, or the proceeds from the sale of, the shares held by them or for their benefit. No such person has an

                                Page 4 of 6 Pages

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interest which relates to more than 5% of the Issuer's common stock.


     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 1997



                              By:  /s/John E. Nardecchia, Attorney-In-Fact
                                   ---------------------------------------
                                   Richard W. Cohen

                                Page 5 of 6 Pages

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                                POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS, that I, Richard Cohen, hereby make, constitute, and appoint Jerry P. Lehrman, John E. Nardecchia and Robert J. Vold or any of them acting alone, with full power of substitution and revocation, my true and lawful attorney for me and in my name to prepare, execute and file with the Securities and Exchange Commission reports of my beneficial ownership of shares of common stock of Norstan, Inc., giving my said attorney full power and authority to do everything whatsoever necessary to be done in the premises as fully as I could do if personally present, and hereby ratify and confirm all that my said attorney or his substitute or substitutes shall lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, I have hereunto set my hand this 5th day of August, 1996.


                                   /s/ Richard Cohen
                                   --------------------------------------------
                                    Richard Cohen

Subscribed and sworn to before me
this 5th day of August, 1996.


Ruth E. Porter
----------------------
Notary Public                      [SEAL] Ruth E. Porter
                                          Notary Public - Minnesota
                                          Hennepin County
                                          My Commission Expires
                                          January 31, 2000


                                Page 6 of 6 Pages